

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-mail
Gary S. Olson
Chief Executive Officer and President
ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania 18360

      Re: ESSA Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed December 16, 2013
              Form 10-Q for Fiscal Quarter Ended June 30, 2014
              Filed August 8, 2014
              File No. 001-33384

Dear Mr. Olson:

      We have reviewed your supplemental responses to our comment letter dated March 14, 2014 and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013
Notes to the Consolidated Financial Statements
Note 5. Loans Receivable, page F-24

1. We note your response to comment one from our letter dated March 14, 2014. Please address the following:

    *   Tell us, separately, the number of loans that foreclosure is complete and the number of loans repaid as of June 30, 2014.

    *   Tell us the number of foreclosed loans for which the underlying collateral was sold as of June 30, 2014 and the average number of days from acquisition, July 31, 2012, to sale of the underlying collateral.

- For loans either repaid or for which the underlying collateral was sold, provide us with the amount of actual cash flows received compared to the expected cash flows for these loans at acquisition. If actual cash flows significantly exceed expected cash flows, please explain how the excess cash flows are recognized (i.e. as a gain on sale of foreclosed property or when expected as a reclass from non-accretable difference to accretable yield, etc.)

- For the remaining loans, please confirm that you continue to estimate cash flows expected to be collected in each period and follow the guidance in ASC 310-30-35-10.

Form 10-Q for Fiscal Quarter Ended June 30, 2014
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2. We note your disclosure on page 40 that interest income for the nine months ended June 30, 2014 included $1.3 million of net accretion of fair market value adjustments for credit and yield applied to purchased loans compared to $2.7 million of accretion and recapture for the comparable 2013 period. We also note your disclosure on page F-25 of the September 30, 2013 Form 10-K of the accretable yield for purchased credit-impaired loans for the last two fiscal years. In your future filings please address the following:

- Disclose the amount of accretion recognized during the period, if significant, that relates to your purchased credit-impaired loans versus all other loans acquired.

- Clarify what "recapture" means and provide clear disclosure of the amount of "recapture" included within interest income. If the recapture amount relates to the purchased credit-impaired loans, we remind you of the guidance in ASC 310-30-35 as it relates to prepayments and disclosure of reclassifications from non-accretable difference to accretable yield and expenses or changes in the allowance for these loans during the period.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3697 with any questions.

Sincerely,

/s/ Benjamin Phippen

Benjamin Phippen
Reviewing Accountant